EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges (1)

Dollars in millions	Six Months Ended June 30, 2008		Year Ended December 31
			2007		2006		2005		2004		2003
Earnings
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,179		$1,806		$3,913		$1,962		$1,745		$1,600
Add:
Distributed income of equity investees	76		124		20
Fixed charges excluding interest on deposits	588		1,267		841		662		357		346
Less:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	60		101		33		20		10		32

Earnings excluding interest on deposits	1,783		3,096		4,741		2,604		2,092		1,914
Interest on deposits	812		2,053		1,590		981		484		457

Total earnings	$2,595		$5,149		$6,331		$3,585		$2,576		$2,371

Fixed charges
Interest on borrowed funds	$553		$1,197		$777		$599		$298		$258
Interest component of rentals	35		69		64		63		58		59
Amortization of notes and debentures			1						1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts											28

Fixed charges excluding interest on deposits	588		1,267		841		662		357		346
Interest on deposits	812		2,053		1,590		981		484		457

Total fixed charges	$1,400		$3,320		$2,431		$1,643		$841		$803

Ratio of earnings to fixed charges
Excluding interest on deposits	3.03	x	2.44	x	5.64	x	3.93	x	5.86	x	5.53	x
Including interest on deposits	1.85		1.55		2.60		2.18		3.06		2.95

(1)	As defined in Item 503(d) of Regulation S-K.